Microsoft Word 10.0.3416;HSF 77D
Health Sciences Fund, Inc.

The principal investment strategy of the fund was changed from investing "at least 65% of total assets in the common stocks of companies engaged in the research, development, production, or distribution of products or services related to health care, medecine, or the life sciences (collectively called "health sciences")" to investing "at least 80% of net assets in the common stocks of companies engaged in the research, development, production, or distribution of products or services related to health care, medecine, or the life sciences (collectively called "health sciences")."